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                          October 27, 2021

       Richard S. Ressler
       President and Chief Executive Officer
       CIM REAL ESTATE FINANCE TRUST, INC.
       2398 East Camelback Rd.
       4th Floor
       Phoenix, AZ 85016

                                                        Re: CIM REAL ESTATE
FINANCE TRUST, INC.
                                                            Registration
Statement on Form S4
                                                            Filed October 19,
2021
                                                            File No. 333-260358

       Dear Mr. Ressler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Patrick S. Brown